FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Okulov, Paul (Last) (First) (Middle) 1530-9 Avenue SE (Street) Calgary Alberta T2G 0T7 (City) (Province) (Postal Code)	2. Date of Event Requiring Statement (Month/Day/Year) September 4, 2002	4. Issuer Name and Ticker or Trading Symbol GUITRON INTERNATIONAL INC. ("no trading symbol")
3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary) N/A	5. Relationship of Reporting Person(s) to Issuer (Check all Applicable) ___X__ Director ____10% Owner ___X__ Officer _____ Other (Give Title Below) (Specify Below) President	6. If Amendment, Date of Original (Month/Day/Year) N/A
7. Individual or Joint/Group Filing (Check Applicable Line) _ X__ Form Filed by One Reporting Person ____ Form Filed by More than One Reporting Person
TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
NIL

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Date Exercisable	Expiration Date	Title	Amount or Number of Shares
NIL

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Explanation of Responses:

1. Mr. Okulov was elected to the board of directors and as President on September 4, 2002.

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

/s/ Paul Okulov **Signature of Reporting Person	November 6, 2002 Date